SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

July 16, 2015

Mr. James E. O’Connor

Senior Counsel

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Main Street Capital Corporation
Registration Statement on Form N-2 (File Number: 333-203147)

Dear Mr. O’Connor:

On behalf of Main Street Capital Corporation (the “Company”), set forth below is the Company’s response to the oral comment received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission on July 6, 2015 relating to the above-referenced Form N-2 registration statement.  The Staff’s comment is set forth below and followed by the Company’s response.

Comment:  We are currently reviewing whether various types of unfunded commitments issued by business development companies should be treated as “senior securities” for purposes of Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”).  Prior to any final determination by us with respect thereto, we request that the Company confirm that it (1) has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are currently outstanding and (2) will not sell additional shares of its common stock unless it has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are outstanding at the time of any such issuance or sale.

As an alternative to the foregoing, the Company may elect to treat its unfunded commitments as “senior securities” for purposes of Section 18 of the 1940 Act.  In the event that the Company selects this alternative, please confirm to us that the Company is currently in compliance with the asset coverage requirement contained in Section 18 of the 1940 Act (the “Asset Coverage Requirement”) and will be in compliance therewith when it issues or sells shares of its common stock.

Finally, please provide us with quantitative support of the Company’s compliance with the selected alternative with respect to the Company’s currently outstanding unfunded commitments

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

and, if alternative 1 above has been selected by the Company, specifically identify to us the cash and/or liquid assets being used to cover the Company’s currently outstanding unfunded commitments.

Response:  The Company hereby confirms that it (1) has elected to treat its unfunded commitments as “senior securities” for the purposes of Section 18 of the 1940 Act and is currently in compliance with the Asset Coverage Requirement and (2) will not sell additional shares of its common stock unless it is in compliance with the Asset Coverage Requirement immediately after such issuance or sale.

In addition, attached hereto please find the requested quantitative support for the Company’s current compliance with the Asset Coverage Requirement based on the election noted above.

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Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

Main Street Capital Corp.

Leverage Requirement - Consolidated

$000s
Actual as of
March 31, 2015
Consolidated Assets	$1,830,969
Less: Liabilities (other than senior debt)	(93,792)
Less: SBIC Debt (reclassed to liabilities by exemptive relief)	(225,000)
Total Assets for Leverage Tests	1,512,177

Senior Debt (excluding SBIC Debt for which exemptive relief has been obtained)	429,810
Add: Unfunded Commitments	153,129
Total Senior Securities for Leverage Tests	582,939

Ratio	2.59

BDC Requirement	Greater than 2 to 1